75 State Street, 24th Floor
Boston, MA 02109-1827

July 31, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that LPL Financial Holdings Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, which was filed with the U.S. Securities and Exchange Commission on July 31, 2013.

Respectfully submitted,

LPL FINANCIAL HOLDINGS INC.

/s/ DAN H. ARNOLD

Dan H. Arnold
Chief Financial Officer